Shanda Games Limited Announces Filing of a Registration Statement for an Initial Public
Offering of American Depositary Shares

Shanghai, September 3, 2009—Shanda Games Limited (“Shanda Games”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda”), today announced that it has filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) for an initial public offering (“IPO”) of American Depositary Shares (“ADSs”). The offering will include secondary shares to be sold by Shanda. The number of ADSs to be offered and the price range for the offering have not yet been determined.

Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities Inc. are serving as joint bookrunners for the offering.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted before the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, copies of the written preliminary prospectus relating to the offering can be obtained by contacting the prospectus department at Goldman, Sachs & Co. at 85 Broad Street, New York, New York 10004, Attention: Prospectus Department, by telephone at 212-902-1171 or by emailing Prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities Inc. at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Prospectus Library, by telephone at 718-242-8002.

THIS ANNOUNCEMENT IS BEING ISSUED PURSUANT TO AND IN ACCORDANCE WITH RULE 134 UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is an interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music.

About Shanda Games

Shanda Games Limited is an online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users.

Contact

Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Maggie Yun Zhou, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com